Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V.
ANNOUNCES PRICING OF $325 MILLION OF SENIOR SECURED NOTES
Mexico City, Mexico, D.F. May 2, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex”) and Satmex Escrow, S.A. de C.V (“Satmex Escrow”) announced today that the $325 million aggregate principal amount of senior secured notes due 2017 (the “Notes”) to be issued subject to Bankruptcy Court approval, in a private placement under rule 144A and Regulation S of the Securities Act of 1933 (the “Notes Offering”) have been priced. The Notes were priced at par and will bear interest at an annual rate of 9.50%. The Notes Offering is scheduled to close on May 5, 2011.
On April 6, 2011, Satmex, together with certain of its subsidiaries, filed a voluntary petition for a prepackaged plan of reorganization (the “Prepackaged Plan”) under Chapter 11 of the U.S. Bankruptcy Code. The petitions were filed with the U.S. Bankruptcy Court in the District of Delaware. Based on the preliminary tabulation of votes filed with the Prepackaged Plan, the only two voting classes of creditors voted overwhelmingly to accept the Prepackaged Plan, for which a confirmation hearing is scheduled on May 11, 2011.
The Notes will be issued by Satmex Escrow, a bankruptcy-remote wholly owned subsidiary of Satmex. If Satmex’s Prepackaged Plan is confirmed and certain other conditions are satisfied (the “Escrow Conditions”), Satmex Escrow will merge with and into Satmex in connection with the emergence of Satmex and its subsidiaries from Chapter 11, which is expected on May 26, 2011.
Upon satisfaction of the Escrow Conditions and emergence from Chapter 11, the net proceeds from the Notes Offering will be used to repay Satmex’s existing First Priority Senior Secured Notes due 2011 and, along with the proceeds of a $96.25 million fully-backstopped rights offering of equity securities to holders of Satmex’s Second Priority Senior Secured Notes due 2013, fund the completion of the Satmex’s Satmex 8 replacement satellite as well as position the company to pursue growth opportunities.
Following the emergence from bankruptcy, the Notes will be senior secured obligations of Satmex, will be guaranteed on a senior secured basis by each of its U.S. Subsidiaries, and will be secured by substantially all of the assets of Satmex and its wholly-owned U.S. subsidiaries.
The Notes have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws. Further, the Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements and, therefore, will be subject to substantial restrictions on transfer. The Notes Offering is being made only to qualified institutional buyers inside the United States and to certain non-U.S. investors located outside the United States.
This press release is for informational purposes only and does not constitute a solicitation to accept or reject the proposed Prepackaged Plan referred to herein or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the solicitation of votes to approve the Prepackaged Plan, the confirmation of the Prepackaged Plan by the applicable bankruptcy court, Satmex’s ability to obtain the financing necessary to consummate the Prepackaged Plan, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.
Contact:
Satélites Mexicanos, S.A. de C.V.
Luis Stein, +52 (55) 2629 5800